Exhibit 12.1

THE HILLMAN COMPANIES INC.

Computation of Ratio of Income to Fixed Charges

(Dollars in thousands)

	Three Months Ended 3/31/2013	Year Ended 12/31/2012	Three Months Ended 3/31/2012	Year Ended 12/31/2011	Seven Months Ended 12/31/2010	Five Months Ended 5/28/2010	Year Ended 12/31/2009	Year Ended 12/31/2008
Income before Income Taxes	$(7,227)	$(12,402)	$(4,324)	$(14,458)	$(11,163)	$(27,673)	$9,059	$3,858
Add fixed charges:
Interest expense	15,105	53,748	13,254	53,289	28,068	19,069	40,653	44,245
Amortization of debt expense	800	3,200	800	2,975	1,450	—	1,011	2,283
Interest portion of rent expense	929	2,929	737	3,013	1,673	1,195	2,905	3,162

Adjusted income	$9,607	$47,475	$10,467	$44,819	$20,028	$(7,409)	$53,628	$53,548
Fixed charges:
Interest expense	15,105	53,748	13,254	53,289	28,068	19,069	40,653	44,245
Amortization of debt expense	800	3,200	800	2,975	1,450	—	1,011	2,283
Interest portion of rent expense	929	2,929	737	3,013	1,673	1,195	2,905	3,162

Fixed charges	$16,834	$59,877	$14,791	$59,277	$31,191	$20,264	$44,569	$49,690

Ratio of earnings to Fixed Charges (1)	—	—	—	—	—	—	1.20	1.08

(1)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.

For the three months ending March 31, 2013, the three months ending March 31, 2012 and the years ending December 31, 2012 and 2011, and the seven months ended December 31, 2010 and the five months ended May 28, 2010, the ratio of earnings to fixed charges indicates earnings are inadequate to cover fixed charges as defined above. The deficiency totals are $7,227, $4,324, $12,402, $14,458, $11,163 and $27,673.